UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

DOMINION MIDSTREAM PARTNERS, LP
(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)

257454108
(CUSIP Number)

December 31, 2014
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 257454108

1	NAMES OF REPORTING PERSONS Dominion Resources, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 43,820,578(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 43,820,578(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,820,578(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 68.5%(2)
12	TYPE OF REPORTING PERSON CO

(1)
Includes 11,847,789 common units representing limited partner interests (“Common Units”) and 31,972,789 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by Dominion MLP Holding Company, LLC (“DMHC”).  Dominion Cove Point, Inc. (“DCP”) owns all of the membership interests in DMHC and Dominion Resources, Inc. (“DRI”) owns all of the common stock of DCP.  Accordingly, DCP and DRI both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by DMHC.  The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as described in the Issuer’s Registration Statement on Form S-1 (File No. 333-194864)), and other circumstances as noted in the Registration Statement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)	Based upon 31,980,166 Common Units and 31,972,789 Subordinated Units outstanding as of January 31, 2015, such numbers having been provided to the filing persons by the Issuer.

SCHEDULE 13G

CUSIP No. 257454108

1	NAMES OF REPORTING PERSONS Dominion Cove Point, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 43,820,578 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 43,820,578 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,820,578 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 68.5%(2)
12	TYPE OF REPORTING PERSON CO

(1)
Includes 11,847,789 Common Units and 31,972,789 Subordinated Units in the Issuer held directly by DMHC.  DCP owns all of the membership interests in DMHC and DRI owns all of the common stock of DCP.  Accordingly, DCP and DRI both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by DMHC.  The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as described in the Issuer’s Registration Statement on Form S-1 (File No. 333-194864)), and other circumstances as noted in the Registration Statement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)	Based upon 31,980,166 Common Units and 31,972,789 Subordinated Units outstanding as of January 31, 2015, such numbers having been provided to the filing persons by the Issuer.

SCHEDULE 13G

CUSIP No. 257454108

1	NAMES OF REPORTING PERSONS Dominion MLP Holding Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 43,820,578 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 43,820,578 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,820,578 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 68.5%(2)
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)
Includes 11,847,789 Common Units and 31,972,789 Subordinated Units in the Issuer held directly by DMHC.  DCP owns all of the membership interests in DMHC and DRI owns all of the common stock of DCP.  Accordingly, DCP and DRI both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by DMHC.  The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as described in the Issuer’s Registration Statement on Form S-1 (File No. 333-194864)), and other circumstances as noted in the Registration Statement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)	Based upon 31,980,166 Common Units and 31,972,789 Subordinated Units outstanding as of January 31, 2015, such numbers having been provided to the filing persons by the Issuer.

CUSIP NO.: 257454108	SCHEDULE 13G

ITEM 1.	(a)	Name of Issuer: Dominion Midstream Partners, LP

	(b)	Address of Issuer’s Principal Executive Offices:

120 Tredegar Street Richmond, Virginia 23219

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Dominion Resources, Inc. (“DRI”)
Dominion Cove Point, Inc. (“DCP”)
Dominion MLP Holding Company, LLC (“DMHC”)

ITEM 2.	(b)	Address or Principal Business Office:

Principal business office for DRI, DCP and DMHC: 120 Tredegar Street Richmond, Virginia 23219

ITEM 2.	(c)	Citizenship:

DRI—Virginia DCP—Virginia DMHC—Delaware

ITEM 2.	(d)	Title of Class of Securities:

Common units representing limited partner interests and subordinated units representing limited partner interests in the Issuer

ITEM 2.	(e)	CUSIP Number: 257454108

ITEM 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP NO.: 257454108	SCHEDULE 13G

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	DRI		DCP		DMHC
(a) Amount beneficially owned	43,820,578	(1)	43,820,578	(1)	43,820,578	(1)
(b) Percent of class:	68.5%	(2)	68.5%	(2)	68.5%	(2)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0		0		0
(ii) Shared power to vote or to direct the vote:	43,820,578	(1)	43,820,578	(1)	43,820,578	(1)
(iii) Sole power to dispose or to direct the disposition of:	0		0		0
(iv) Shared power to dispose or to direct the disposition of:	43,820,578	(1)	43,820,578	(1)	43,820,578	(1)

(1)
Includes 11,847,789 Common Units and 31,972,789 Subordinated Units in the Issuer held directly by DMHC.  DCP owns all of the membership interests in DMHC and DRI owns all of the common stock of DCP.  Accordingly, DCP and DRI both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by DMHC.  The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as described in the Issuer’s Registration Statement on Form S-1 (File No. 333-194864)), and other circumstances as noted in the Registration Statement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)	Based upon 31,980,166 Common Units and 31,972,789 Subordinated Units outstanding as of January 31, 2015, such numbers having been provided to the filing persons by the Issuer.

ITEM 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐ Not Applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

ITEM 8.	Identification and Classification of Members of the Group: Not applicable.

ITEM 9.	Notice of Dissolution of Group: Not applicable.

ITEM 10.	Certification: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

DOMINION RESOURCES, INC. a Virginia corporation

By:	/s/ Mark O. Webb
Mark O. Webb Vice President, General Counsel and Chief Risk Officer

DOMINION COVE POINT, INC. a Virginia corporation

By:	/s/ Mark O. Webb
Mark O. Webb Vice President and General Counsel

DOMINION MLP HOLDING COMPANY, LLC a Delaware limited liability company

By:	/s/ Mark O. Webb
Mark O. Webb Vice President and General Counsel

CUSIP NO.: 257454108	SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 12, 2015.

DOMINION RESOURCES, INC. a Virginia corporation

By:	/s/ Mark O. Webb Mark O. Webb Vice President, General Counsel and Chief Risk Officer

DOMINION COVE POINT, INC. a Virginia corporation

By:	/s/ Mark O. Webb Mark O. Webb Vice President and General Counsel

DOMINION MLP HOLDING COMPANY, LLC a Delaware limited liability company

By:	/s/ Mark O. Webb Mark O. Webb Vice President and General Counsel